UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-01)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                                ATLAS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    049267305
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                                 (CUSIP Number)

David M. Munro                               Copy to: Allan M. Chapin
M.I.M. Holdings Limited                      Sullivan & Cromwell
Level 3, West Tower                          125 Broad Street
410 Ann Street                               New York, N.Y. 10004
Brisbane, Queensland 4000                    (212) 558-4000
Australia
(011) 617-3833-8000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 23, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper forms shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      M.I.M. Holdings Limited ("M.I.M.")
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [   ]
                                                                 (b)  [ X ]
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 3.   SEC USE ONLY

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 4.   SOURCE OF FUNDS                    Not applicable

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 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d)OR 2(e)                                               [   ]
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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Queensland, Australia
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                         7.   SOLE VOTING POWER
  NUMBER OF                   1,000,000 shares of Common Stock
    SHARES               -------------------------------------------------------
BENEFICIALLY             8.   SHARED VOTING POWER
  OWNED BY                    0 shares of Common Stock
    EACH                 -------------------------------------------------------
 REPORTING               9.   SOLE DISPOSITIVE POWER
   PERSON                     1,000,000 shares of Common Stock
    WITH                 -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER
                              0 shares of Common Stock
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000 shares of Common Stock
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [   ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              3.5% of Common Stock
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           CO

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                                  (Page 2 of 4)

         This Amendment No. 1, dated November , 1998, amends the Schedule 13D, dated August 17, 1994, filed on behalf of M.I.M., by adding the following additional information:


Item 5.  Interest in Securities of Issuer

The following is hereby added after the last paragraph of Item 5:

         Between September 25, 1998 and October 23, 1998, M.I.M. sold 2,000,000 shares of Common Stock pursuant to the on-market sales effected through M.I.M.'s broker as follows:

Date of                       Amount of
Transaction                   Securities                    Price per Share
--------------------------------------------------------------------------------

September 25, 1998             30,000                           $0.0700
September 30, 1998             35,000                           $0.0700
October 5, 1998                20,000                           $0.0700
October 6, 1998                85,000                           $0.0700
October 7, 1998               200,000                           $0.0700
October 7, 1998               800,000                           $0.0750
October 8, 1998                50,000                           $0.0800
October 12, 1998              250,000                           $0.0750
October 13, 1998               50,000                           $0.0800
October 19, 1998               30,000                           $0.0700
October 23, 1998              450,000                           $0.0600

         Following the sales, as of October 23, 1998, M.I.M. continued to own 1,000,000 shares of Common Stock into which warrants may be converted at the exercise price of $7.00 per share of Common Stock (representing 3.5% of the Common Stock outstanding). Accordingly, as of such date, M.I.M. ceased to be the beneficial owner of more than five percent of the Common Stock.




                                  (Page 3 of 4)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 1998


         M.I.M. Holdings Limited

         By:  /s/ David M. Munro
            ------------------------------------
            Name:  David M. Munro
            Title: Secretary and General Counsel





                                  (Page 4 of 4)